# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crane Harbor Acquisition Corp., CIK 0002054174
CUSIP: G24979109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1845 WALNUT STREET, SUITE 1111, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 01/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002089291

## Reporting persons
- RichRich Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 0; shared voting power 1,540,697; sole dispositive power 0; shared dispositive power 1,540,697; aggregate amount beneficially owned 1,540,697 (6.81% of the class)
- Huang Rich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,540,697; sole dispositive power 0; shared dispositive power 1,540,697; aggregate amount beneficially owned 1,540,697 (6.81% of the class)

## Item 1. Issuer
Name of issuer: Crane Harbor Acquisition Corp.
Address of issuer's principal executive offices: 1845 WALNUT STREET, SUITE 1111, PHILADELPHIA, PA, 19103

## Item 2. Person Filing
Name of person filing:
RichRich Capital LLC ("RichRich")

Rich Huang ("Mr. Huang")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
RichRich Capital LLC
1000 Brickell Plaza, Unit 2704
Miami, FL 33131

Rich Huang
1000 Brickell Plaza, Unit 2704
Miami, FL 33131
Citizenship:
RichRich Capital LLC
Indiana

Rich Huang
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 5, 2025, RichRich Capital beneficially owned 1,540,697 Class A Ordinary Shares.

Mr. Huang, as the sole member of RichRich, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by RichRich.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Ordinary Shares owned by another Reporting Person or any other person. Mr. Huang disclaims beneficial ownership of the Class A Ordinary Shares beneficially owned by RichRich. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 22,640,000 Class A Ordinary Shares issued and outstanding as of November 12, 2025 based upon the Issuer's Form 10-Q for the period ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.

As of January 5, 2025, RichRich may be deemed to beneficially own approximately 6.81% of the outstanding Class A Ordinary Shares.

As of January 5, 2025, Mr. Huang may be deemed to beneficially own approximately 6.81% of the outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Huang may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by RichRich.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- RichRich Capital LLC: /s/Rich Huang, Rich Huang, Sole Member (01/13/2026)
- Huang Rich: /s/Rich Huang, Rich Huang (01/13/2026)